Exhibit 15

BRIX REIT, Inc.

Subject: An Important BRIX REIT Announcement

Dear BRIX REIT Investors,

BRIX REIT will mark its two-year anniversary in April, and is scheduled to receive its first formal, independent valuation to establish a net asset value (NAV) per share no later than April 30, 2020. Under normal circumstances, these milestones would be a welcomed celebration. However, given the unprecedented circumstances surrounding the COVID-19 crisis and the unfortunate timing of events, we have reason to believe that BRIX REIT could be negatively impacted in the following ways:

-	The temporary closure of universities, gyms and eating establishments over the past two weeks has directly, and negatively, impacted the assets in BRIX REIT, as we own several student housing investments, a 24 Hour Fitness and a Starbucks. These three asset types are among the hardest hit of all real estate sectors.
-	Our tenants pay rent over the first two weeks of April, and there is a high probability that our ability to collect rent will be impacted by the current crisis. We are actively working with our tenants and lenders to ensure that we protect our investments.
-	Any potential loss of rent impacts the NAV per share and the ability to pay distributions.

Given these facts, the Board of Directors of BRIX REIT has decided to suspend all capital activity with BRIX REIT until such time that a full assessment of the impact of the COVID-19 pandemic can be made. Effective immediately, BRIX REIT will:

-	Suspend the primary offering and all new share purchase requests.
-	Suspend the share repurchase program and defer indefinitely all pending repurchase requests.
-	Delay distribution declarations until such time that we can properly measure the economic impact the COVID-19 crisis has had on the portfolio’s financial profile.

Depending on the length and depth of the crisis, the potential negative impact of the COVID-19 pandemic on the U.S. economy may only be temporary. However, BRIX REIT‘s particular assets could experience long-term, and possibly permanent, loss in value. We anticipate being able to complete our economic assessment and determination of a new NAV per share during the latter half of April, and we will promptly notify all BRIX REIT investors as soon as we have more information.

Sincerely,

Bill Broms

Chief Executive Officer

BRIX REIT, Inc.